UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-21617

CUSIP Number 74345W 10 8

NOTIFICATION OF LATE FILING

(Check one)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ProPhase Labs, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

621 N. Shady Retreat Road, Doylestown, PA, 18901

Address of Principal Executive Office (Street and Number)

Doylestown, PA, 18901

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by ProPhase Labs, Inc. (the “Company”) in its Current Report on Form 8-K, as filed on August 14, 2018, the Company has determined that it is necessary to restate its consolidated financial statements for (i) the fiscal year ended December 31, 2017 and the fiscal quarters within such fiscal year, and (ii) the fiscal quarter ended March 31, 2018 as a result of certain income tax accounting errors that effect those periods (the “Restatements”). As a result of the Restatements, the Company is unable to complete its consolidated financial statements and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 by the prescribed due date for such filing. The Company plans to file the Form 10-Q as soon as practicable following the completion of the Restatements and does expect to file it on or before the expiration of the 5 calendar day extension period provided in Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Monica Brady	(215)	345-0919 ext. 122
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects a net loss of approximately $260 thousand and $216 thousand for the three and six months ended June 30, 2018, respectively, as compared to a net loss of approximately $2.3 million and net income of approximately $42 million for the three months and six months ended June 30, 2017.

The financial information presented above is preliminary, based upon the Company’s internal estimates and subject to the Company’s financial closing procedures and issuance of its financial statement as of and for the three and six months ended June 30, 2018. The Company’s final financial results and other financial data could differ materially from this preliminary financial information. The Company’s final financial results for the three and six months ended June 30, 2018 will be set forth in the Company’s Quarterly Report on Form 10-Q as of and for the fiscal quarter ended June 30, 2018.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, the Company’s expectations as to the timing and outcome of the Restatements and the filing of the related amended quarterly and annual reports and the quarterly report that is the subject of this Form 12b-25 (the “Reports”).

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the time and personnel necessary to complete the Restatements, the costs associated with the Restatements, the discovery of additional errors, and other risks that are detailed in the Company’s Annual Report on Form 10-K for the 2017 fiscal year, filed with the Securities and Exchange Commission on March 28, 2018. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

ProPhase Labs, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2018	By:	/s/ Ted Karkus
	Name:	Ted Karkus
	Title:	Chairman of the Board, Chief Executive Officer and Director